Donald R. Keer, P.E., Esq

May 26, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc., Attorney Response
Amendment No. 4 to Offering Statement on Form 1-A
Filed March 23, 2021
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. has filed Amendment No. 4 to its Offering Statement on Form 1-A on March 23, 2021 in response to your comments. The purpose of this letter is to assist you in your review and confirm that the Company’s responses are satisfactory.

The comments from Amendment 4 and the Bear Village responses with locations within the filing document are presented below:

Amendment No. 4 to Offering Statement on Form 1-A filed March 23, 2021

General

1.	We note your response to comment 1. Please confirm Network 1 requires FINRA clearance or, if not, advise us why you believe so.

Response: Part I, Item 6 was updated with attachments. Network 1 will require FINRA clearance to act as the investment banker.

2.	We note your response to comment 2; however, we do not see the revisions. Please provide the principal occupations and employment of the officers and directors during the last five years and the name and principal business of any corporation or other organization in which the occupations and employment were carried on.

Response: The Offering Circular was updated on pages 46 and 47. Please note that where individuals were not given positions with an employer it is because they were self-employed.

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Risk Factors

Risks relating to this Offering and our shares

Investors in this offering may not be entitled to a jury trial...., page 8 (now page 10)

3.	We note your response to comment 3. Section 6, the Governing Law; Jurisdiction provision of the subscription agreement, still refers to the laws of the state of Georgia and the Court of Chancery in the state of Wyoming. Please clarify.

Response: Exhibit 4, Form of Subscription Agreement was modified for consistency.

Dilution, page 10 (now page 12)

4.	Please update your dilution table to reflect the changes made to your updated balance sheet.

Response: The table has been updated.

Use of Proceeds to the Issuer, page 14 (now page 16)

5.	Please update the total use of proceeds in this table to equal the sum of all described uses. Note that the total use of proceeds should not exceed the net proceeds to be received in this offering.

Response: This section has been updated.

The Company’s Business, page 15 (now page 21)

6.	We note your response to comment 5 and reissue the comment. Please revise Milestones to provide further clarification of the assumed costs and time required for significant milestones to reach "breaking ground" and "grand opening," including permitting, regulatory approvals, "drawings/engineering," and so forth. We also note the deletion of the statement “mortgage and construction loans will be taken on the properties if the amount raised does not reach a sufficient level” on page 14. Please revise the disclosure consistent with the response, including the Use of Proceeds, to clarify the timing and amount of loans you would need if the offering results in proceeds of $1 million or less.

Response: To improve the disclosure of the schedule a Project Milestone chart was added with duration and costs. A clarification on the allocation of funds should the offering not reach certain levels. Bear Village included the amounts of construction loan financing and the schedule delays that would be incurred.

The Company's Properties

Bear Village Asset Holdings -- TN, LLC, page 19 (now page 24)

7.	We note your response to comment 4. Please revise your disclosure so that it is consistent with the response. For example, disclose the information in 4.a.ii of your response. Additionally, it is still unclear on what bases and assumptions you claim that Bear Village will be "a $100 million dollar resort" and provide "operational income per year" of $10 million. Please revise accordingly.

Response: These referenced were all removed.

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Statement of Stockholders' Equity, page F-5

8.	Please explain to us how you accounted for the 27,900,000 shares of Class A common stock and 100,000 shares of Series A preferred stock issued in the initial share issuance.

Response: The Equity Statement is now updated. The 27,900,000 shares of Class A common stock and 100,000 shares of Series A preferred stock are accounted for based on the par value with no additional paid-in capital being assigned. The initial share issuance was given out to all directors. Please see page 49 for the initial share issuance. Donald Keer was given 2,100,000 shares of stock for $30,000 value of services provided.

Statement of Cash Flows, page F-6

9.	Please explain to us why stock issued for services has been recorded as an adjustment to cash flows from operating activities.

Response: Revised - The initial stock issuance to directors is recorded as a non-cash expense of par value of $28,900. Share-based compensation is recorded separately for the payment of 2,100,000 shares of common stock for legal fees of $30,000.

Note 6. Subsequent Events, page F-9

10.	Please explain to us why the $10,000 earnest deposit made in October 2020 was recorded in your financial statements as of the for the period ended September 30, 2020.

Response: This was in error. The $10,000 earnest deposit was made at the end of September 2020 and is reflected in the financial statements as a cash out transaction.

I hope that these responses adequately answer your comments. We appreciate your patience. Should you require any additional information or clarifications please let us know.

Yours,

/s/ Donald Keer

Donald Keer, Esq.

cc: Richardo Haynes

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